August 1, 2005

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W. - Judiciary Plaza

Washington, D.C. 20549-0405

Attn:       Mr. Gary Newberry; Mr. Jason Wynn

                Re:          Warren Resources, Inc.
                                Registration Statement on Form S-3

                                Filed on June 15, 2005

                                File No. 333-125835

                                Form 10-K for Fiscal Year Ended December 31, 2004

                                SEC File No. 0-33275

Dear Mr. Schwall:

                This letter responds to comments made by the Staff of the Commission in its letter dated July 12, 2005, regarding the above Registration Statement on Form S-3 filed on June 15, 2005 and the Annual Report on Form 10-K for Fiscal Year Ended December 31, 2004.  The numbered responses below correspond to the comment number in the Staff’s letter and the page references are to the pages in the proposed Amendment No. 1 to the Form 10-K.  This letter is being filed via EDGAR simultaneously.  Upon your review of our responses and written indication that you have no further comments, we will file an Amendment No. 1 to the Form 10-K via EDGAR. We are providing the proposed revisions to Amendment No. 1 marked by underlining to show changes against the original filings for the Staff’s convenience.  Enclosed in the courtesy copy package are three copies of these materials for the use of the Staff in reviewing the proposed amendments to our Form 10-K.

Form S-3

General

1.                     Our revisions and amendments in response to your comments issued on the Form 10-K for the year ended December 31, 2004 shall be incorporated by reference into the Form S-3. Upon resolution of the Staff’s comments on the Form 10-K and our filing of Amendment No. 1 to the Form 10-K, we anticipate requesting acceleration of the effectiveness of the Form S-3.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business and Properties, page 4

Natural Gas and Oil Reserves, page 13

2.                     In response to the Staff’s request, the disclosure has been modified as described in (a), (b) and (c) below:

(a)  The table on page 13 has been amended to include a line for “less: future income taxes, discounted at 10%” as shown below.

Estimated Present Value of Net Proved Reserves:	2004	2003	2002

PV-10 Value (in thousands)(3) Proved developed	$26,901	$20,461	$10,041
Proved undeveloped	215,392	162,524	103,913
Total	242,293	182,985	113,954
less: future income taxes, discounted at 10%	49,648	36,859	42,536
Standardized measure of discounted future net cash flows (in thousands)(4)	$192,645	$146,126	$71,418

(b)  Add New Footnote No. 3 to PV-10 on Page 13

“(3) The PV-10 Value represents the discounted future net cash flows attributable to our proved oil and gas reserves before income tax, discounted at 10% per annum. Although it is a non-GAAP measure, we believe that the presentation of the PV-10 Value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and our current tax structure. We use this measure when assessing the potential return on investment related to our oil and gas properties. Our reconciliation of this non-GAAP financial measure is shown in the table as the PV-10, less future income taxes, discounted at 10% per annum, resulting in the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax, discounted at 10%. In accordance with SEC requirements, our reserves and the future net revenues were determined using realized prices for natural gas and oil at each of December 31, 2002, 2003, and 2004, which were $3.36 per Mcf of natural gas and $27.15 per barrel of oil at December 31, 2002, $4.50 per Mcf of natural gas and $28.45 per barrel of oil at December 31, 2003, and $5.30 per Mcf of natural gas and $37.59 per barrel of oil at December 31, 2004. These prices reflect adjustment by lease for quality, transportation fees and regional price differences.”

Please note that former footnote No. 3 becomes footnote No. 4.

(c)  Add following the table on Page 13

“The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors”.

PV-10 is equal to the future net cash flows from our proved reserves at December 31, 2004, excluding any future income taxes, discounted at 10% per annum (“PV-10”). Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

PV-10 may be considered a non-GAAP financial measure as defined by Item 10(e) of Regulation S-K and is derived from the standardized measure of discounted future net cash flows which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. We believe that the presentation of the PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. However, PV-10 is not a substitute for the standardized measure of discounted future net cash flows.

Due to the volatility of commodity prices, the oil and gas prices on the last day of the period significantly impact the calculation of the PV-10 and the standardized measure of discounted future net cash flows. The present value of future net cash flows does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, anticipated changes in future prices and costs, the expected recovery of reserves in excess of proved reserves and a discount factor more representative of the time value of money and the risks inherent in producing oil and gas. Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, may not necessarily be the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Overview, page 32

3.                     In response to the Staff’s comments, the disclosure of gross profit measures has been modified in the tables of revenue and expense from oil and gas sales and to present depreciation, depletion, amortization and impairment expenses relating to our oil and gas properties and our property, plant and equipment as follows (changes underlined):

	2004	2003
Oil and gas sales	$6,454,334	$5,717,814
Production and exploration expense	3,935,137	3,811,595
Depreciation, depletion, amortization and impairment	3,840,781	3,102,354

Gross margin	$(1,321,584)	$(1,196,135)

Turnkey contract revenue with affiliated partnerships	$10,529,883	$11,300,646
Turnkey contract expense	12,932,124	7,284,653
Depreciation, depletion, amortization and impairment	103,216	102,534

Gross margin	$(2,505,457)	$3,913,459

Liquidity and Capital Resources, page 38

4.                     The disclosure has been modified to include the following paragraph describing generally our stock based incentive programs and the potential impact of the exercise of these options on our liquidity as follows:

Insert at end of Liquidity and Capital Resources section, at page 42 immediately before Capital Expenditures

“Stock based Equity Compensation Plan Information

At December 31, 2004, we had approximately 2.3 million vested outstanding stock options issued under our stock based equity compensation plans. Of the total 2.3 million outstanding vested options, approximately 1.9 million options had exercise prices below the closing market price ($9.10) of our common stock on December 31, 2004. If such options are exercised by the holders, we will receive the exercise price in cash. The following table provides information with respect to shares of our common stock that may be issued under vested stock options whose exercise price was less than our closing stock price on December 31, 2004.

	Number of Securities
	to be Issued Upon	Proceeds to be Received
Exercise Price of	Exercise of Vested	Upon Exercise of Vested
Outstanding Vested Options	Outstanding Options	Outstanding Options

$4.00	1,545,007	$6,180,028
$7.00	330,125	2,310,875
	1,875,132	$8,490,903

For additional detail about our stock based equity compensation plans, see “Executive Compensation — Employee Benefit Plans” under Item 11 and as incorporated by reference from our Proxy Statement on Form 14A.”

Preferred Stock, page 40

5.                     As requested, we have added further disclosure regarding the preferred stock, as follows:

Insert at end of Preferred Stock section on page 40

“All of our outstanding preferred stock has a dividend equal to 8% per annum, payable to the extent legally available quarterly in arrears, and a liquidation preference of $12.00 per share. Any accrued but unpaid dividends shall be cumulative and paid upon liquidation, optional redemption or conditional repurchase. No dividends may be paid on the common stock as long as there are any accrued and unpaid dividends on the preferred stock.

The following describes the conversion rate applicable to 5,512,473 of these preferred shares outstanding at December 31, 2004:

•

At the election of the holder of our convertible preferred stock, until June 30, 2005, each share of preferred stock is convertible into one share of our common stock. Commencing July 1, 2005 and until June 30, 2006, each share of preferred stock is convertible into 0.75 shares of common stock, and commencing July 1, 2006 and thereafter, each share of preferred stock is convertible into 0.50 shares of common stock.

With respect to the other 1,048,336 shares of preferred stock outstanding at December 31, 2004, the following conversion rate applies:

•

At the election of the holder, until December 16, 2005, each share of preferred stock is convertible into one share of our common stock. Thereafter, until June 30, 2006, each share of preferred stock is convertible into 0.75 shares of common stock, and commencing July 1, 2006 and thereafter, each share of preferred stock is convertible into 0.50 shares of common stock.

The conversion rate for our convertible preferred stock is subject to adjustment in the event of:

•	the issuance of common stock as a dividend or distribution on any class of our capital stock;

•	the combination, subdivision or reclassification of the common stock; or

•	the distribution to all holders of common stock of evidences of indebtedness or assets, including securities issued by third parties, but excluding cash dividends or distributions paid out of surplus.

Commencing seven years after their respective date of issuance, the preferred stock may be redeemed by the holders at a redemption price equal to the liquidation value of $12.00 per share, plus accrued but unpaid dividends, if any. At December 31, 2004, there were 1,784,197 preferred shares outstanding that the Company may be required to redeem during the year ended December 31, 2009, and thereafter, 4,776,612 preferred shares outstanding that the Company may be required to be redeemed during the year ended December 31, 2010 and thereafter.

Upon receipt of a redemption election, we, at our option, shall either:

•

pay the holder cash in an amount equal to $12.00 per convertible preferred share, subject to adjustment for stock splits, stock dividends or stock exchanges, plus accrued and unpaid dividends, to the extent that we have funds legally available for redemption, or

•

Issue, to the holder, shares of common stock in an amount equal to 125% of the cash redemption price and any accrued and unpaid dividends, based on the average of the closing sale prices of our common stock for the 30 trading days immediately preceding the date of the receipt of the written redemption election by the holder, as reported by the Nasdaq Stock Market, or by any exchange or electronic OTC listing service on which the shares of common stock are then traded. In the event that we elect to pay the

Redemption Price in kind with our common stock,  for each 2.1 million shares of preferred stock representing $25.2 million of Redemption Price value, notwithstanding the market price of our common stock, we shall not issue to the redeeming preferred stockholders less than their proportionate share of 2.1 million of our shares of common stock, nor be obligated to issue more than 3.15 million shares of our common stock in full satisfaction of the redemption, subject to adjustment for stock splits, stock dividends and stock exchanges.

If we are not listed on an exchange or our common stock has no trading volume, upon redemption the Board shall determine the fair market value of the common stock.

If the closing sale price of our publicly traded common stock as reported by the Nasdaq Stock Market, or any exchange or electronic OTC listing service on which the shares of common stock are then traded, exceeds 133% of the conversion price then in effect for the preferred stock for at least 10 trading days during any 30-day period, we, at our option, may either:

•	redeem the preferred stock in whole or in part, at a redemption price of $12.00 per share plus accrued and unpaid dividends, or

•

convert the preferred stock, plus any accrued and unpaid dividends, into common stock at the then applicable conversion rate, based on the average closing sale prices of our common stock for the 30 trading days immediately preceding the date fixed for redemption.

In addition, the preferred stock, plus accrued and unpaid dividends, shall be converted into common stock at the then applicable conversion rate upon the vote or written consent of the holders of 66 2/3% of the then outstanding preferred stock, voting together as a class.

Accordingly, if the holders of any of the then-remaining outstanding shares of our preferred stock request redemption on or after January 1, 2009 and we elect to pay the Redemption Price for the preferred stock in cash, we would need capital of $12.00 per share, plus the amount of any accrued but unpaid dividends, which funds may not be available and the payment of which could have a material adverse effect on our financial liquidity and results of operation. Alternatively, if we elect to pay the Redemption Price for the preferred stock on or after January 1, 2009 with shares of our common stock, such issuance could materially increase the number of our shares of common stock then outstanding and be dilutive to our earnings per share, if any.”

Off-Balance Sheet Arrangements, page 41

6.                     The discussion has been further revised and expanded to address all items under Regulation S-K Item 303(a)(4)(i)(A) through (D), as follows:

To address S-K item 303(a)(4)(i)(A), the following amendment has been inserted after the first sentence of “Off-Balance Sheet Arrangements” on page 41:

“The tender rights were included to make such programs more attractive to potential investor partners, thereby enabling the Company to obtain more capital to drill more oil and gas wells.”

We believe that the last sentence of the first paragraph also sets forth benefits that the arrangement provides to the Company.

Also, the following amendment has been inserted after the first sentence of “Off-Balance Sheet Arrangements: Additional Repurchase Commitments” on page 41:

“The tender rights were included to make such programs more attractive to potential investor partners, thereby enabling the Company to obtain more capital to drill more oil and gas wells. “

To further address S-K item 303(a)(4)(i)(B), the following section has been added after footnote (1) on page 41:

“Commencing January 1, 2006, we may be obligated to commence purchasing drilling program interests at their PV-10 value.  As a result, the following factors may affect the liquidity and capital resources of the Company:

•                  An increase in the price of oil and natural gas, or an increase in the amount of proved reserves (from drilling the remaining 9 net wells that are scheduled to be drilled for these drilling programs during 2005, from the 35 net wells drilled and waiting to be placed on production, or from other factors) may increase the PV-10 value of the drilling programs and, as a result, increase the price of our repurchase.  After the acquisition of any drilling program interests, oil and natural gas prices may decline, resulting in a decline in the expected future net cash flow or the fair market value of the assets acquired in the repurchase and a possible recording of impairment expense.

•                  If our existing capital is inadequate to fund the repurchase of drilling program interests, we may be unable to obtain financing, or obtain financing on terms acceptable to us, to purchase the drilling program interests at their PV-10 value.”

With respect to S-K item 303(a)(4)(i)(C):

This disclosure is satisfied by the existing table. Additionally, it is addressed in the last sentence of the 1st paragraph under “Off-Balance Sheet Arrangements” on page 41 where we state that we benefit from the acquisition of reserves and cash flows.

To further address S-K item 303(a)(4)(i)(D), the following section has been added to the last section of the first paragraph:

“There are no known events that would result in termination of the material benefits of our off-balance sheet arrangements except for a decrease in oil and gas pricing that occurs after an acquisition. The only material off-balance sheet benefit of this arrangement is the acquisition of proved reserves. To the extent that we acquire interests for their PV-10 value based on this arrangement, and declining oil and natural gas prices, or other factors, render those interests less valuable, a material reduction in the benefit of this arrangement to the Company would occur.”

Item 8 — Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

7.                     We are accreting our 8% convertible preferred stock to its liquidation value of $12.00 a share due to the redemption feature in this security.  The holder has the right to require the Company to redeem the preferred shares commencing seven years after the date of issuance, and the Company has the right to satisfy such redemption request by issuing its common stock or paying cash.  Additionally, there is a limit on the number of shares that the Company would be required to issue to satisfy the redemption by issuing common shares. In accordance with EITF D-98: Classification and Measurement of Redeemable Securities, at the time of issuance, we believed the preferred shares would be redeemed into common stock, which was the Company’s option, to the extent not earlier converted into common stock, and the carrying amount of the preferred shares should be adjusted over the period from the date of issuance to the earliest redemption date using the interest method.  EITF D-98 discusses rule 5-02.28 of Reg. S-X which requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable: (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  However, we believe that reporting our preferred stock outside of permanent equity is not appropriate due to the settlement methods available to us upon redemption.  We, at our discretion, can either pay the holder the redemption price in cash or in a limited number of shares of common stock and believe the analogy in EITF D-98 guidance in EITF 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially settled in, a Company’s Own Stock is appropriate.  Under EITF 00-19, generally, the initial balance sheet classification of the contracts is based on the concept that contracts which require net-cash settlement are assets or liabilities and contracts that require, or allow, settlement in shares are equity instruments.  If the contract provides the Company with a choice of net-cash settlement or settlement in quantifiable maximum number of shares, the EITF assumes settlement in shares and classification as permanent equity is appropriate.  Accordingly, we believe our current accounting treatment and disclosures within our Form 10-K filing relating to our preferred stock are appropriate.

As of June 30, 2005, there are only 1,475,120 shares of the 8% convertible preferred still remaining outstanding from the 6,560,809 preferred shares outstanding at December 31, 2004.  Using the conversion right to convert into common stock, the other 5,085,689 preferred shares have already been converted into common stock on a one-for-one basis.

Note A — Organization And Accounting Policies, page F-8

Principles of Consolidation, page F-8

8.                     The discussion has been expanded to explain our consolidation policies with respect to the affiliated limited liability companies. Our amendment is to the first paragraph of Note A “Organization and Accounting Policies” as follows (changes underlined):

“The consolidated financial … (formerly known as Petroleum Development Corp.).  The Company has consolidated thirteen limited liability companies formed between 1994 and 1997 in which the Company has a majority ownership interest in the standard LLC membership interest and control of the entity, thereby giving it majority control for financial reporting purposes at December 31, 2004 and 2003.  The Company has consolidated six limited liability companies formed between 1994 and 1997 in which the Company has a majority ownership interest in the standard LLC membership interest and control of the entity, thereby giving it majority control for financial reporting purposes at December 31, 2002  (See Note J).”

We are also deleting references to consolidation practices in Note J mentioned above.

Capitalized Interest, page F-10

9.                     In response to the Staff’s comment, we are inserting the following paragraph before the existing Capitalized Interest paragraph on page F-10:

“The Company capitalized interest relating to its California and Wyoming properties in accordance with FAS 34.  Assets qualifying for interest capitalization represent lease costs associated with undeveloped acreage on which exploration activities are in progress.  Interest capitalization commences when activities necessary to ready the asset for its intended use have been incurred and continues as long as activities necessary to get the lease ready for its intended use are in progress.  If the Company suspends these activities, interest capitalization shall cease until activities are resumed.  However, brief interruptions and interruptions that are externally imposed do not result in cessation.”

Note E — Stockholders’ Equity, page F-19

10.               The disclosure has been revised to include the aggregate amount of redemption requirements redeemable at fixed or determinable prices for our convertible preferred stock during the five years following the date of the latest balance sheet presented, by adding to Note E, in the paragraph following the conversion chart on page F-20, as follows:

“At December 31, 2004, there were 1,784,197 preferred shares outstanding that the Company may be required to redeem at the aggregate Redemption Price of $21,410,364 on or after January 1, 2009, and 4,776,612 preferred shares outstanding that the Company may be required to be redeemed at the aggregate Redemption Price of $57,319,344 on or after January 1, 2010.”

Engineering Comments

Business and Properties, page 4

Wilmington Townlot Unit, page 10

11.               In response to the Staff’s comment, we are providing to you supplementally a written update and current schedule of development for our proved undeveloped reserves in the Wilmington Townlot Unit. Because of the proprietary and valuable nature of this information, we are requesting that it be accorded confidential treatment in your review.

General Information

                Please do not hesitate to call me at (303) 894-6378 if you have any questions or need any additional information.  Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ ALAN TALESNICK
Alan Talesnick

CONFIDENTIAL TREATMENT REQUEST BY WARREN RESOURCES, INC. PURSUANT TO 17 CFR 200.83

Contact:	David E. Fleming, Senior Vice President & General Counsel
Warren Resources, Inc.
Phone: (212) 697-9660
Fax: (212) 697-9466

Wilmington Townlot Unit

Update and Schedule of Development

At June 30, 2005

Rule 83 confidential treatment request made by Warren Resources; Request Number 1

*[  confidential information omitted  ]*

 The information contained in the attached schedule represents management’s current best estimate of its future drilling activities to develop its existing proved undeveloped reserves in the Upper Terminal zone in the WTU, which are subject to numerous assumptions and uncertainties including, but not limited to, availability of drilling and completion rigs, well services, capital, drilling and construction permits, adverse weather conditions and other unforeseen circumstances.

Warren Resources, Inc. requests that the information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to David E. Fleming before it permits any disclosure of such information.

[LETTERHEAD OF WARREN RESOURCES, INC.]

July 29, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attn:  H. Roger Schwall

Re:          Warren Resources, Inc.

Registration Statement on Form S-3
File No. 333-125835

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 0-33275

Dear Mr. Schwall:

Warren Resources, Inc. (the “Company”) hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•      the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Alan Talesnick at (303) 830-6378 or Lloyd H. Spencer at (202) 457-5612 at the law firm of Patton Boggs LLP.

Very truly yours,

/s/ DAVID E. FLEMING

David E. Fleming
Senior Vice President, General Counsel and

Secretary